€150,000,000	FILED PURSUANT TO RULE 433

1.990% SENIOR NOTES DUE 2028	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 / A- / A (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Offering Format:	SEC Registered
Trade Date:	January 21, 2015
Settlement Date:	January 28, 2015 (T+5 days)
Maturity:	January 28, 2028
Par Amount:	€150,000,000
Reference Bund Benchmark:	DBR 1.00% August 2024
10-year EUR Mid-Swap Rate:	0.960%
Re-offer Spread vs Mid-Swaps:	Mid-Swaps + 103 bps
Annual Coupon:	1.990%
Public Offering Price:	100.000%
Purchase Price:	100.000%
Net Proceeds:	€150,000,000 (before expenses)
Interest Payment Dates:	The 28th of each January, beginning January 28, 2016
Day Count:	Actual/Actual (ICMA), unadjusted
Business Days/Convention:	TARGET, London; Following
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Settlement:	Euroclear / Clearstream
Minimum Denomination / Multiples:	€100,000 / multiples of €1,000 in excess thereof
Governing Law:	State of New York
Principal Paying Agent:	Citibank, N.A.
Documentation:	The notes will be issued under the issuer’s Registration Statement No. 333-192302 filed with the U.S. Securities and Exchange Commission
ISIN:	XS1176671110
Common Code:	1176671110
CUSIP:	172967 JG7
Sole Book Manager:	Citigroup Global Markets Limited

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

€150,000,000	FILED PURSUANT TO RULE 433

1.990% SENIOR NOTES DUE 2028	FILE NO. 333-192302

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.